EXHIBIT 99(b)


February 14, 1996


Dear Shareholder,

We want to share with you news of an important new safeguard aimed at protecting the value of your ownership in Hastings Manufacturing Company.

Hastings has implemented a preferred stock purchase rights plan for all Company shareholders. Simply stated, the plan has been designed to deal with the problem of another company using abusive takeover tactics to gain control of Hastings Manufacturing without your fully informed consent.
Such tactics routinely pressure shareholders into making hasty decisions -- decisions which could deprive you of the full value of your shares.

Under the plan, recently approved by your board of directors, you would receive "rights" to purchase a newly created series of preferred Hastings stock in the event of coercive attempts to significantly shift Company ownership. The rights will be distributed to shareholders of record on March 8, 1996 and will be triggered -- or made available to you -- if any person or group acquires 15 percent or more of Hastings common stock or announces a tender offer for 30 percent or more of Hastings common stock. The plan does not apply to shareholders who already own 15 percent or more of the Company's stock, such as Hastings' founder, Stephen Johnson and his family -- ourselves included.

The rights will not impact our reported earnings per share or the way in which you may currently trade your shares. Though the rights are not taxable, you may receive taxable income if the triggering conditions occur and you purchase the then-newly issued preferred shares. You may also recognize taxable income if, after triggering, you buy and then sell your preferred shares. A more detailed information sheet on the legal mechanics of the plan is enclosed, and we welcome any questions you may have. This change requires no action on your part and you will be notified in the event the plan is triggered.

This plan was not created to prevent a takeover of our Company. The plan was precipitated by the sale of our filter division as a measure to protect the ownership of our principal trade names and trademarks. The plan also was implemented to preserve the value of Hastings shares in the event of such an acquisition effort.

Be assured, we are not pursuing a sale of Hastings Manufacturing, nor are there any current bidders for the Company. Our goal is to ensure that anyone who might seek to acquire Hastings does so through open negotiations with our board and with the informed consent of our shareholders. Over 1,000 other companies, including many household names, have put similar safeguards in place for shareholders.

Hastings Manufacturing is currently in one of the most dynamic periods in its history. The transition from the September sale of our filter division is winding down, and we are making rapid progress into our new operating structure. We are advancing in our pursuit of QS and ISO 9000 certification, which should open additional opportunities for us among automotive original equipment manufacturers and lower our overall quality costs.

We have also updated our Casite chemical line for 1996. A number of our keystone chemical products have also been reformulated and repackaged to build on the established reputation of Motor Honey - our most popular product. The packaging has already received a strong response from the retail community. Overall, we are continuing to build our core piston ring, chemical and tool business and look forward to what we believe will be a very productive year.

Like any growing company, however, we must be diligent in our pursuit of securing shareholder value over the long term. We believe the development of safeguards such as our preferred stock purchase rights plan ensures your voice will be heard as Hastings continues to move forward.

Thank you for your continued confidence in Hastings Manufacturing. We look forward to sharing additional Company news in the future.

Sincerely,


/S/ Mark R.S. Johnson                   /S/ Andrew F. Johnson
Mark R.S. Johnson                       Andrew F. Johnson
Co-President                            Co-President

















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